--------------------------------------------------
 Investor Relations Contacts:
--------------------------------------------------
KCSA Strategic Communications
Lee Roth / Marybeth Csaby
212-896-1209 / 212-896-1236
lroth@kcsa.com / mcsaby@kcsa.com
--------------------------------------------------

            TTI Telecom Reports First Quarter 2008 Financial Results

                     Q1 Revenues Increase 22% Year-over-Year
                          Q1 Net Income $0.05 Per Share

Rosh Ha'ayin, Israel - May 14, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), (`the Company'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced results for the first quarter ended March 31, 2008.
Total revenues for the first quarter were $13.0 million, compared with $10.7 million in the first quarter of 2007, and $12.2 million for the fourth quarter of 2007. Total operating expenses were $6.8 million, compared to $5.7 million in the first quarter of 2007 and $6.1 million in the fourth quarter of 2007. The Company noted that the increase in operating expenses was largely due to volatility in the currency markets, particularly the weakness in the U.S. dollar relative to the Israeli Shekel, which increased TTI's dollar denominated expenses.

Operating income for the quarter was $473,000 compared with an operating loss of $417,000 for the first quarter last year and operating income of $564,000 in the fourth quarter of 2007. Net income was $873,000, or $0.05 per basic and diluted share, compared to a net loss of $42,000, or $0.00 per basic and diluted share in the first quarter of 2007 and net income of $1.1 million, or $0.06 per basic and diluted share for the fourth quarter of 2007.

Commenting on the results, Meir Lipshes, Chairman and CEO of TTI Telecom, stated, "We are pleased with our results for the first quarter, as we achieved strong revenue growth, both sequentially and on a year-over-year basis. Although operating costs were up due to the weakening of the U.S. dollar, we were able to achieve our fourth consecutive profitable quarter and are carefully watching our expenses to best position TTI for continued profitability as we move forward."

"We had two important customer wins recently, which further expand TTI's presence in the market and reinforce our belief in the value our solutions bring to the market. In February we received an order from Bell Mobility, one of the largest communications companies in Canada. Bell adopted our Netrac service assurance solution, which includes both our Fault Management (FAM) and Performance Measurement (PMM) modules."

Most recently, we were selected and certified by France Telecom Group as the resource and service supervision GCC standard for their Strategic NexT Program. With this certification, we have become the recommended provider of resource and service supervision solutions for new projects across the entire France Telecom group, a designation that can create significant opportunities for TTI going forward. With over 170 million subscribers in 220 regions and countries, France Telecom is an important customer and we look forward to continued close collaboration with their team."

Mr. Meir Lipshes indicated that TTI Telecom is influenced by the continuing weakness of the American dollar compared to the Israeli shekel. Mr. Lipshes stated, "To minimize the effect, particularly on the operating expenses, TTI is taking precautionary steps. In the last months TTI has decreased operational expenses and is in a process of off-shoring several of its activities to the Ukraine, utilizing the assistance of the resources at Telesens, which TTI Telecom acquired in the fourth quarter of 2007".

Conference Call Information:
A conference call has been scheduled for 9:00am ET today, May 14, 2008, during which management will discuss the Company's performance for the quarter. To access the call, please dial +(888) 694-4739 (International dialers can call +(973) 582-2749) and giving the access code: 46864747. The call can be accessed via live webcast through the Investor Relations section of the TTI Telecom web site, www.tti-telecom.com and at www.kcsa.com. A telephone replay of the call will also be available starting three hours after the completion of the call until 11:59pm ET on, May 21, 2008. To access the replay, please dial +(800) 642-1687 (International dialers can call +(706) 645-9291), participant code:
46864747. The webcast of the conference call will be archived on the TTI Telecom and KCSA web sites for 30 days.
About TTI Telecom:
TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                       ###


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                                                 TTI TEAM TELECOM INTERNATIONAL LTD.
                                                         STATEMENTS OF INCOME
-----------------------------------------------------------------------------------------------------------------------------
                                                    (in thousands of U.S. dollars)

                                                                                               Three Months Ended March 31
                                                                                    -----------------------------------------
                                                                                                     Unaudited
                                                                                         2007                              2008
                                                                                         ----                              ----
Revenues

Product                                                                                 $5,781                             $8,462
Services                                                                                 4,926                              4,587
                                                                                    ----------------                -------------

Total revenues                                                                          10,707                             13,049
                                                                                    ----------------                -------------

Cost of revenues:
Product                                                                                  3,007                              3,821
Services                                                                                 2,372                              1,970
                                                                                    ----------------                -------------

Total cost of revenues                                                                   5,379                              5,791
                                                                                    ----------------                -------------

Gross profit                                                                             5,328                              7,258
                                                                                    ----------------                -------------

Operating expenses:
Research and development                                                                 2,199                              3,002
Sales and marketing                                                                      1,735                              2,420
General and administrative                                                               1,811                              1,363
                                                                                    ----------------                -------------

Total operating expenses                                                                 5,745                              6,785
                                                                                    ----------------                -------------

Operating income (loss)                                                                  (417)                                473
Financial income, net                                                                      581                                578
                                                                                    ----------------                -------------

Income before taxes on income                                                              164                              1,051
Taxes on income                                                                            206                                178
                                                                                    ----------------                -------------

Net income (loss)                                                                        $(42)                               $873
                                                                                    ================                =============

Net income attributed to preferred shares                                                    -                               $135
                                                                                    ================                =============

Net income (loss) available to ordinary shares                                           $(42)                               $738
                                                                                    ================                =============


Basic and diluted income (loss) per share attributable to Ordinary shareholders              -                              $0.05
                                                                                    ================                =============


Weighted average number of shares used for computing  net income (loss) per share to ordinary shareholders
Basic and diluted                                                                     16,000,431                       16,003,158
                                                                                    ==============                ===============



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




                                       TTI TEAM TELECOM INTERNATIONAL LTD.
                                            CONSOLIDATED BALANCE SHEET
-------------------------------------------------------------------------------------------------------------------
                                          (in thousands of U.S dollars)
                                                                    December 31,                         March 31,
                                                                       2007                                2008
                                                                       ----                                ----

ASSETS

CURRENT ASSETS:

Cash and cash equivalents                                              33,408                               29,753
Short term  deposits                                                       98                                   98
Trade receivables                                                       8,185                               10,931
Unbilled receivables                                                    3,155                                2,275
Related parties                                                           409                                  443
Other accounts receivable and prepaid expenses                          3,192                                2,559
                                                            ------------------                 --------------------

Total current assets                                                   48,447                               46,059
                                                            ------------------                 --------------------

LONG-TERM INVESTMENTS:
Investment in affiliate                                                   165                                  165
Severance pay fund                                                      3,937                                4,287
Advance on account of acquisition                                           -                                1,000
                                                            ------------------                 --------------------
                                                                        4,102                                5,452
Total long-term investments
                                                            ------------------                 --------------------


PROPERTY AND EQUIPMENT
Cost                                                                   26,612                               28,149
Less - accumulated depreciation                                        20,567                               20,819
                                                            ------------------                 --------------------
Property and equipment, net                                             6,045                                7,330
                                                            ------------------                 --------------------

Other Intangible Assets, Net                                                -                                  274
                                                            ------------------                 --------------------

Total Assets                                                           58,594                               59,115
                                                            ==================                 ====================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                                          2,364                                3,019
Related parties                                                         3,932                                1,165
Deferred revenues                                                       4,666                                5,521
Other accounts payable and accrued expenses                             6,966                                6,925
                                                            ------------------                 --------------------

Total current liabilities                                              17,928                               16,630
                                                            ------------------                 --------------------

ACCRUED SEVERANCE PAY                                                   5,651                                6,288
                                                            ------------------                 --------------------

Long term liability                                                     1,579                                1,839
                                                            ------------------                 --------------------

SHAREHOLDERS' EQUITY:
Share capital                                                           2,595                                2,595
Additional paid-in capital                                             75,038                               75,087
Accumulated deficit                                                  (44,197)                             (43,324)
                                                            ------------------                 --------------------
Total shareholders' equity                                             33,436                               34,358
                                                            ------------------                 --------------------

Total liabilities and shareholders' equity                             58,594                               59,115
                                                            ==================                 ====================

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